                                                               Exhibit 99.(A)(1)

                                ALZA CORPORATION

                       EXERCISE OF OPTION TO PURCHASE ALL
                            CLASS A COMMON STOCK OF
                     CRESCENDO PHARMACEUTICALS CORPORATION

                                ----------------

                           NOTICE TO STOCKHOLDERS OF
                     CRESCENDO PHARMACEUTICALS CORPORATION

                                ----------------

   This information is disseminated pursuant to Rule 13e-3 of the Securities Exchange Act of 1934, as amended.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the fairness or merits of such transaction nor upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

                                SUMMARY OF TERMS

   ALZA Corporation wishes to advise holders of the Class A Common Stock of Crescendo Pharmaceuticals Corporation that, on September 29, 2000, ALZA exercised its option to purchase all of the issued and outstanding shares of Class A Common Stock of Crescendo (the "Purchase Option") as provided in Crescendo's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 4, 1997 (the "Restated Certificate"). A copy of the Restated Certificate is attached as Annex A.

  . Closing Date--The closing date for this purchase will be November 13, 2000, subject to extension if necessary to obtain governmental consents (the "Closing Date").

  . Aggregate Purchase Price--The purchase price for all issued and outstanding shares of Class A Common Stock is $100 million. As of September 29, 2000, there are 4,853,509 shares of Class A Common Stock issued and outstanding. Options to purchase an additional 80,000 shares of Class A Common Stock are exercisable prior to the Closing Date.

  . Per Share Purchase Price--Assuming all options are exercised, you will receive approximately $20.27 for each share of Class A Common Stock that you hold as of the close of business on the Closing Date.

  . Payment of the Purchase Price--In accordance with the Restated
    Certificate, ALZA will deposit $100 million with Fleet National Bank (the "Payment Agent") on or before the Closing Date and will provide the Payment Agent with an irrevocable direction to pay these funds to the holders of Crescendo Class A Common Stock as of the close of business on the Closing Date. AFTER COMPLYING WITH THESE CONDITIONS, OWNERSHIP OF ALL CRESCENDO CLASS A COMMON STOCK WILL AUTOMATICALLY TRANSFER TO ALZA ON THE CLOSING DATE. If you physically hold your Class A Common Stock certificates, the Payment Agent will be instructing you on how to submit your certificates for payment. You will receive your payment from the Payment Agent after you submit the certificates. If you hold your Class A Common Stock in book entry form, you will automatically receive payment from the Payment Agent after the Closing Date. If you hold your Class A Common Stock in a brokerage account, your broker will credit your account with the purchase price. See "Contracts, Arrangements or Understandings With Respect to Crescendo's Class A Common Stock" on page 8.

                              Nature of Disclosure

   ALZA Corporation ("ALZA") is providing this information to the security holders of Crescendo Pharmaceuticals Corporation ("Crescendo") in compliance with Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Notwithstanding the provision of this information, ALZA disclaims application of Rule 13e-3 of the Exchange Act to the transaction described herein.

Special Factors:

 Purpose

   The purpose of this transaction is to acquire the rights to all products and product candidates developed or under development by ALZA and Crescendo pursuant to the Development Agreement between ALZA and Crescendo dated September 5, 1997 (the "Development Agreement") without incurring ongoing product payment obligations to Crescendo. ALZA believes that it is in the best interests of ALZA and ALZA's stockholders to exercise the Purchase Option at this time.

   ALZA holds an option to license each of the individual products being developed by ALZA on behalf of Crescendo and has exercised its option with respect to three of these products. However, such licenses obligate (and any future licenses would obligate) ALZA to make significant product payments to Crescendo. Therefore, maintaining the existing licenses in place and potentially exercising the license option with respect to individual products in the future were not considered by ALZA to be the most effective and comprehensive means to acquire all of Crescendo's products and product candidates.

   The transaction was structured pursuant to the terms of the Purchase Option set forth in the Restated Certificate. This transaction is being undertaken at this time because ALZA expects that Crescendo's Available Funds, as such phrase is defined in the Restated Certificate, may fall below $2.5 million by the end of the year 2000, triggering the expiration of the Purchase Option. For the reasons described above, ALZA's directors determined that exercise of the Purchase Option at this time was in the best interests of ALZA and its stockholders.

 Consequences

   The transaction reported herein will cause Crescendo to become a wholly-owned subsidiary of ALZA. As a result ALZA will indirectly own all of the assets of Crescendo. ALZA anticipates de-listing Crescendo from the Nasdaq National Market and suspending Crescendo's public reporting obligations.

   The transaction reported herein will cause each stockholder of Class A Common Stock to dispose of his or her Class A Common Stock for consideration equal to that stockholder's pro rata share of the exercise price identified above.

   The federal income tax consequences to Crescendo stockholders under the Internal Revenue Code of 1986, as amended (the "Code"), with respect to the cash received for their Class A Common Stock are generally as described below. This discussion is intended only to provide general information to stockholders that are subject to United States federal income tax; it may not address all relevant federal income tax consequences to such persons or to other categories of stockholders, e.g., foreign persons, dealers in securities, stockholders that are exempt from federal income tax, stockholders who received their Crescendo stock by the exercise of an option or as compensation, or stockholders who do not hold their Class A Common Stock as capital assets. This discussion is based upon present federal income tax laws and does not attempt to anticipate changes of law. This discussion does not address state, local or foreign tax considerations. ALL HOLDERS OF CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS.

   Holders of Class A Common Stock will have a capital gain or loss due to ALZA's exercise of the Purchase Option, equal to the difference between (a) the amount of the cash received for the Class A Common Stock, and (b) their basis in the Class A Common Stock surrendered. Gain or loss due to the exercise of the

Purchase Option should be long-term if the Class A Common Stock has been held for more than one year at the time of exercise of the Purchase Option. The Internal Revenue Service may assert, however, that the holding period of the Class A Common Stock does not begin until the date the Purchase Option was exercised and that capital gain or loss upon exercise of the Purchase Option is therefore short-term. Limitations may apply to deduction of capital loss.

   To the extent that a holder of Class A Common Stock has not provided or does not provide a correct taxpayer identification number on IRS Form W-9 or a substitute therefor, such holder may be subject to backup withholding by ALZA.

 Fairness

   ALZA reasonably believes that the transaction reported herein is fair to the unaffiliated holders of Crescendo Class A Common Stock. None of ALZA's directors dissented to the transaction. Julian N. Stern abstained from voting on the transaction because he owns shares of Crescendo Class A Common Stock. Two additional ALZA directors who own shares of Crescendo Class A Common Stock, Isaac Stein and Dean O. Morton, did not participate in the ALZA board meeting at which the transaction was approved.

   The material factors upon which this belief is based are set forth below.

   Contract Right

   The Purchase Option is a contract right which was an integral part of the capital structure of Crescendo. It is memorialized in the Restated Certificate and, as noted below, was fully described to the initial holders of Class A Common Stock, who received their shares without consideration as a distribution on their ALZA stock, and to all subsequent shareholders through Commission filings and other means. As with any option, the exercise of the Purchase Option upon the terms set forth in the Restated Certificate is inherently fair and consistent with the expectations of the parties to the option.

   Stockholder Awareness of Purchase Option

   The initial holders of the Class A Common Stock received their stock as a distribution on their ALZA stock in 1997. The Purchase Option, as a material term of the Class A Common Stock, was described in the Prospectus, dated September 5, 1997 (the "Prospectus"), distributed in connection with the distribution of the Class A Common Stock. The Purchase Option was also set forth in the Restated Certificate, which was publicly filed both with the Delaware Secretary of State and the Commission prior to the distribution. Pursuant to the Restated Certificate, the stock certificates for the Class A Common Stock were legended to put the holders thereof on notice of the Purchase Option. Stockholders were also advised of the Purchase Option in each Form 10-K and Form 10-Q filed by Crescendo and in each Form 10-K filed by ALZA since Crescendo's formation. In addition, Crescendo included a risk factor under the heading "No Assurance of Exercise of ALZA's Options" in the Prospectus, which specifically states that ALZA will exercise the Purchase Option only if it is in ALZA's best interest to do so. As a result, every holder of Crescendo Class A Common Stock received substantial notice as to the terms of the Purchase Option prior to making any investment decision with respect to the Class A Common Stock.

   Form of Consideration

   Article FIFTH of the Restated Certificate provides that ALZA can pay the exercise price to holders of Class A Common Stock in cash, in Common Stock of ALZA, or any combination thereof. ALZA decided to pay the exercise price in cash, instead of stock, because ALZA had sufficient cash available, and the payment of cash would not be dilutive to the stockholders of ALZA. Furthermore, the payment of cash would eliminate the risk of market fluctuations in the value of ALZA Common Stock.

   Price of the Purchase Option is the Greatest of the Possible Valuation Methods Provided for in the the Restated Certificate

   Article FIFTH of the Restated Certificate provides that the exercise price of the Purchase Option shall be the greatest of four possible methods of valuation that are set forth in such Article--(i) a formula generally based upon the amount of royalty payments made by or due from ALZA to Crescendo during the four calendar quarters immediately preceding the quarter in which the Purchase Option is exercised; (ii) the fair market value of one million shares of ALZA common stock determined on the date the Purchase Option is exercised; (iii) $325 million less the total amount paid by or due from Crescendo to ALZA under the Development Agreement described above; or (iv) $100 million. On the date of the notice of exercise, $100 million was the highest value determined in accordance with the Restated Certificate.

   Per Share Price of the Purchase Option is Comparable to the Current Market Price for the Class A Common Stock

   For the last year, the Class A Common Stock has traded in the range of $17.125 to $21 per share, for a total market capitalization of between $83.1 to $101.9 million. In addition, the sum of the per share exercise price of $20.27 and the cash dividend of $0.49 per share paid to the holders of Class A Common Stock on September 20, 2000 exceeds the average closing price of the stock for the 20 trading days immediately preceding the date of exercise of the Purchase Option, $20.328 per share.

   ALZA has Sole Discretion as to the Timing of the Purchase Option Exercise

   As discussed above, the unaffiliated holders of the stock have been aware of the methods of valuation of the Purchase Option and that ALZA possessed the exclusive right to exercise the Purchase Option at any time until its expiration. The risk factor in the Prospectus discussed above specifically disclosed that ALZA may exercise the Purchase Option at a time when the exercise price is as low as possible. There has been a trading market in the Class A Common Stock since the distribution of such stock in which holders could liquidate their positions if they chose to do so to avoid the risk that ALZA would exercise its Purchase Option.

   If ALZA had not exercised the Purchase Option on September 29, 2000, it is likely that the exercise price under the Restated Certificate would have been higher through the anticipated expiration of the Purchase Option. There could however be no assurance that ALZA would have elected to exercise the option at such higher price in the future.

   Approval of Security Holders; Unaffiliated Representative

   The Restated Certificate does not require any approval of the stockholders of Crescendo for the exercise of the Purchase Option.

   After making reasonable inquiry of management of Crescendo, ALZA believes that no directors of Crescendo have retained an unaffiliated representative to act solely on behalf of any security holders of Crescendo as no action is required by either of Crescendo's directors or Crescendo's security holders to effect the Purchase Option.

 Reports

   Neither ALZA nor, to the best of ALZA's knowledge after reasonable inquiry of Crescendo, Crescendo, has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party which is materially related to the transaction described herein.

Identification and Securities of Crescendo

   The issuer of the class of equity security which is the subject of this filing and the address of its principal executive offices is:

                     Crescendo Pharmaceuticals Corporation
                        2000 Charleston Road, Suite 300
                            Mountain View, CA 94043

   The exact title of the class of security which is the subject of this filing is Class A Common Stock, par value $0.01, of Crescendo. The amount of Class A Common Stock outstanding as of September 29, 2000, the most recent practicable date, is 4,853,509. The approximate number of holders of record of such Class A Common Stock as of September 29, 2000, the most recent practicable date, is 4,676.

   The principal market in which the Class A Common Stock is being traded is the Nasdaq National Market. The range of high and low bid quotations for the Class A Common Stock for each quarterly period during the past two years is:

        Period                                                      High   Low
        ------                                                     ------ ------
     September 30, 1998........................................... 13.188 12.250
     December 31, 1998............................................ 13.875 12.250
     March 31, 1999............................................... 16.313 13.500
     June 30, 1999................................................ 17.500 14.188
     September 30, 1999........................................... 18.500 17.125
     December 31, 1999............................................ 18.750 17.438
     March 31, 2000............................................... 20.000 17.625
     June 30, 2000................................................ 20.625 18.250

   On August 23, 2000, Crescendo announced a cash dividend on all Crescendo Class A and Class B Common Stock in the amount of $0.49 per share payable on September 20, 2000 to stockholders of record at the close of business on September 5, 2000.

   To the best of ALZA's knowledge, after making reasonable inquiry, Crescendo has not paid any other dividends on the Class A Common Stock in the past two years.

   Crescendo is restricted from paying any dividends on the Class A Common Stock if, after payment of such dividend, the amount of Crescendo's cash, cash equivalents and short-term and long-term investments would be less than the amount of Available Funds remaining after expenditures pursuant to the Development Agreement as of the date of such dividend.

Identification of ALZA:

   This filing is being made by ALZA. ALZA's principal business is pharmaceutical research and development and the commercialization of pharmaceutical products. The address of its principal executive offices are:

                                ALZA Corporation
                      1900 Charleston Road, P.O. Box 7210
                          Mountain View, CA 94039-7210

   During the last five years, ALZA has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, ALZA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Past Contacts, Transactions or Negotiations:

   The nature and approximate amount in dollars of any transaction between ALZA and Crescendo which has occurred during the past two years are as follows:

     (a) From July 1, 1998 through June 30, 2000, Crescendo paid approximately $182.5 million to ALZA pursuant to the Development Agreement whereby ALZA was retained by Crescendo to perform certain research and development activities directed toward the selection and development of pharmaceutical products.

     (b) From July 1, 1998 through June 30, 2000, Crescendo paid approximately $400,000 to ALZA pursuant to a Services Agreement dated September 5, 1997 between ALZA and Crescendo (the "Services Agreement") whereby ALZA was retained by Crescendo to supply certain administrative services to Crescendo in exchange for payment of ALZA's costs in the provision of such services.

     (c) From July 1, 1998 through June 30, 2000, Crescendo paid approximately $13.4 million to ALZA pursuant to a Technology License Agreement dated September 5, 1997 between ALZA and Crescendo (the "Technology License Agreement") whereby ALZA licensed certain proprietary technology to Crescendo.

     (d) ALZA and Crescendo entered into a License Option Agreement dated September 5, 1997 (the "License Option Agreement") whereby Crescendo granted ALZA an option to license certain products from Crescendo. No amounts have been paid by either of ALZA or Crescendo to the other party pursuant to this agreement in the past two years except as set forth in section (e) below.

     (e) In December of 1998, ALZA exercised its option to obtain a worldwide license to OROS(R) oxybutynin (Ditropan XL(R)) from Crescendo. ALZA launched the product in the United States on February 1, 1999. Under the terms of the license agreement between Crescendo and ALZA, Crescendo will receive payments from ALZA based on worldwide net sales of the product. Since the option exercise, ALZA has paid Crescendo approximately $4.8 million under such license agreement.

     (f) On March 3, 2000, ALZA exercised its option to obtain a worldwide license to DUROS(R) leuprolide (Viadur(TM)) from Crescendo. Under the terms of the license agreement between Crescendo and ALZA, Crescendo will receive payments from ALZA based on worldwide net sales of the product. On April 5, 2000, ALZA announced that it had entered into a U.S. commercialization agreement for Viadur with Bayer Corporation ("Bayer"). Under the terms of its license agreement with ALZA, Crescendo will receive payments from ALZA based on Bayer's net sales of the product.

     (g) On August 1, 2000, ALZA exercised its option to obtain a worldwide license to OROS(R) methylphenidate (Concerta(R)) from Crescendo. Under the terms of the license agreement between Crescendo and ALZA, Crescendo will receive payments from ALZA based on worldwide net sales of the product. On April 18, 2000, ALZA announced that it had entered into an agreement with McNeil Consumer Healthcare, a Johnson & Johnson company, to co-promote the product in the United States. The product was launched in the third quarter of 2000.

Terms of the Transaction:

   ALZA exercised its option to purchase all of Crescendo's Class A Common Stock on September 29, 2000 by delivering an exercise notice to Crescendo. The exercise price of the Purchase Option is $100 million. ALZA will deposit the exercise price with Fleet National Bank, as Payment Agent, on or prior to the Closing Date. Promptly following the Closing Date, the Payment Agent will distribute the exercise price pro rata to each holder of Class A Common Stock determined as of the close of business on the Closing Date.

   In accordance with the terms of the Restated Certificate, the holders of the Class A Common Stock do not need to take any steps to approve the purchase. Title to the Class A Common Stock will automatically vest in ALZA on the Closing Date and the exercise price will be paid to the Crescendo stockholders in accordance with their respective interests.

Plans or Proposals of ALZA:

   Subsequent to the purchase of the Class A Common Stock by ALZA, Crescendo will be a wholly-owned subsidiary of ALZA. ALZA anticipates de-listing Crescendo from the Nasdaq National Market and suspending its reporting requirements by filing a Form 15 with the Commission. ALZA intends to replace Crescendo's officers and directors with ALZA employees.

Interest in Securities of Crescendo:

   As of September 29, 2000, no shares of Class A Common Stock of Crescendo are beneficially owned by ALZA, by any pension, profit sharing or similar plan of ALZA or, to ALZA's knowledge after reasonable inquiry, by any executive officer and director of ALZA, any person controlling ALZA or any executive officer of any corporation ultimately in control of ALZA or by any associate or majority owned subsidiary of ALZA except as set forth below. Each of the persons listed below holds less than 0.1 percent of the shares of Crescendo Class A Common Stock outstanding on such date.

                                                                     Immediately
                                                 Direct    Indirect  Exercisable
     Name                                       Ownership  Ownership   Options
     ----                                       ---------  --------- -----------
     James R. Butler...........................     100       -0-        -0-
     Bruce C. Cozadd...........................     135       -0-        -0-
     Harold E. Fethe...........................     200       -0-        -0-
     Matthew K. Fust...........................      31       -0-        -0-
     Ronald P. Haak............................      79       -0-        -0-
     Dean O. Morton............................   1,000       -0-        -0-
     Robert M. Myers...........................      10       -0-        -0-
     Dr. Samuel R. Saks........................     312(1)    -0-        -0-
     Peter D. Staple...........................      86       -0-        -0-
     Isaac Stein...............................     580       -0-        -0-
     Julian N. Stern...........................   4,696       -0-        -0-
     Daniel N. Swisher, Jr. ...................      36       -0-        -0-
     Janne Wissel..............................     336       -0-        -0-

--------
(1)  Shares listed are subject to restrictions which lapse on January 17, 2001.

   As of September 29, 2000 ALZA's 401(k) tax deferral investment plan owned 37,006 shares of Class A Common Stock.

Contracts, Arrangements or Understandings With Respect to Crescendo's Class A Common Stock:

   Article FIFTH of the Restated Certificate provides ALZA with the Purchase Option. The Purchase Option provides that ALZA may purchase all, but not less than all, of the issued and outstanding Class A Common Stock at any time prior to the earlier of: (i) 60 days after Crescendo provides ALZA with a statement that, as of the end of any calendar month, there are less than $2.5 million of Available Funds remaining after expenditures pursuant to the Development Agreement, accompanied by a report of Crescendo's independent auditors stating that nothing has come to their attention indicating that there are $2.5 million or more of Available Funds remaining at that date; or (ii) January 31, 2002 (subject to certain extension rights). ALZA may exercise the Purchase Option at any time prior to such expiration date by mailing an exercise notice to Crescendo. This exercise notice must identify certain information, including a closing date for the purchase and the exercise price and form of consideration to be paid to Crescendo stockholders. The closing date must be within 60 days of the exercise date but may be extended by ALZA in certain circumstances outlined in the Restated Certificate, such as the need for regulatory clearance. ALZA exercised the Purchase Option by providing the foregoing exercise notice to Crescendo on September 29, 2000. The Closing Date has been set for November 13, 2000.

   From the date of exercise of the Purchase Option until the Closing Date, Crescendo is prohibited by the terms of the Restated Certificate from engaging in any extraordinary corporate activity without the prior written consent of ALZA.

   Article FOURTH of the Restated Certificate provides that as soon as ALZA exercises the Purchase Option, Crescendo's board shall cease to be classified, the number of authorized Crescendo directors shall be increased in accordance with a formula set forth in the Restated Certificate and the holders of Crescendo's Class B Common Stock (currently ALZA) shall have the sole right to appoint the directors thereafter.

   Within 15 business days after the mailing of the exercise notice to Crescendo, Crescendo must provide ALZA with a status statement containing certain financial information. This financial information includes all actual and contingent liabilities of Crescendo. ALZA then may reduce the exercise price by the amount of such liabilities. ALZA has received the required status statement and the financial information will not result in any adjustment to the exercise price.

   ALZA must designate a payment agent who will distribute the exercise price to the Crescendo stockholders. ALZA must also deposit both the exercise price and irrevocable instructions to pay the exercise price to Crescendo stockholders of record as of the close of business on the Closing Date with the payment agent on or prior to the Closing Date. ALZA has designated Fleet National Bank as Payment Agent.

   On the Closing Date, title to the Class A Common Stock will automatically transfer to and vest in ALZA without further act of any person. Registered stockholders who hold physical stock certificates must submit their certificates to the Payment Agent in order to receive their pro rata share of the exercise price, whereas registered stockholders who hold their shares in book entry form will automatically receive payment by check. Stockholders who hold their shares in a brokerage account will have the relevant account automatically credited by the broker.

Other Provisions of the Transaction:

   Appraisal rights are not afforded under either applicable law or the Restated Certificate to Crescendo stockholders in respect of the exercise of the Purchase Option and none will be afforded by either of ALZA or Crescendo. ALZA is not aware of any rights available to objecting holders of Class A Common Stock under applicable law.

   ALZA is unaware, after making reasonable inquiry of Crescendo, of any grant of access to unaffiliated security holders to the corporate files of either Crescendo or ALZA or the appointment of counsel or appraisal services for unaffiliated security holders at the expense of either Crescendo or ALZA.

Transaction Expenses:

   ALZA's reasonably itemized statement of expenses for the transaction includes filing fees of $20,000, printer fees of approximately $5,000, accounting fees of approximately $5,000 and legal fees of approximately $50,000. Crescendo will not be responsible for paying any of such expenses.

Source of Transaction Funds:

   The source of funds to pay the exercise price and the transaction expenses is ALZA's cash, cash equivalents and marketable securities.

Summary of Financial Statements:

 Selected Consolidated Financial Data

   Set forth below is a summary of Crescendo's selected consolidated financial data, which has been excerpted or derived from the information contained in Crescendo's Annual Report on Form 10-K for the year ended December 31, 1998, its Form 10-K and Form 10-K/A for the year ended December 31, 1999, and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000. More comprehensive information is included in such reports and other documents filed by Crescendo with the Commission, and the following information should be read in conjunction with such reports and other documents and the financial information (including any related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations) contained therein.

Statement of Income Data:
(in millions, except per share amounts)

                                                   Year ended
                                                  December 31,
                                                  ------------- Six Months ended
                                                   1998   1999   June 30, 2000
                                                  ------ ------ ----------------
     Total revenues.............................. $13.9  $ 9.8       $ 4.4
     Net loss.................................... $95.8  $88.4       $38.3
     Loss per share.............................. $19.29 $17.89      $ 7.88
     Ratio of earnings to fixed changes..........    N/A    N/A         N/A

Balance Sheet Data:
(in millions, except per share amounts)

                                                 December 31, 1999 June 30, 2000
                                                 ----------------- -------------
     Working capital............................      $54.1           $31.6
     Total assets...............................       98.1            61.6
     Total stockholders' equity.................       85.8            46.3
     Book value per share.......................       17.62            9.57

Note to Selected Consolidated Financial Data:

   (1) Crescendo had no material fixed charges for the periods presented.

Conclusion:

   If you have any questions with respect to this transaction, please contact ALZA Investor Relations at (650) 564-5222.

   ALZA and Crescendo wish to thank you for your investment and interest in Crescendo. We sincerely hope that you are pleased with your return on this investment.